EXHIBIT 99.1

Cellectis Announces the Appointment of Axel-Sven Malkomes & Dr. Donald A Bergstrom, M.D., Ph.D., to its Board of Directors

NEW YORK, June 28, 2022 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, today announced that during the annual shareholders meeting, Axel-Sven Malkomes and Donald Bergstrom, M.D., Ph.D., have been appointed as Directors of the Company’s Board of Directors, effective immediately.

“We are pleased to continue our work with Dr. Bergstrom and to welcome Mr. Malkomes to the Cellectis Board. They are both seasoned leaders within the healthcare industry, who bring decades of experience in both the healthcare and financial services sectors to Cellectis. We are confident they will provide meaningful and valued perspectives as we continue to progress toward becoming one of the few end-to-end cell and gene therapy companies,” said Dr. André Choulika, Chief Executive Officer.

Donald A Bergstrom, M.D., Ph.D.

As of today, Dr. Bergstrom will serve as Director of Cellectis’ Board. Previously, Donald A Bergstrom, M.D., Ph.D., was appointed as a Board Observer on the Company’s Board of Directors on November 4, 2021.

Dr. Bergstrom currently serves as Executive Vice President, Head of Research and Development at Relay Therapeutics, Inc., a clinical-stage precision medicines company. He brings with him over 15 years of experience in the biopharmaceutical and medical industries.

Prior to his tenure at Relay Therapeutics, Dr. Bergstrom was Chief Medical Officer at Mersana Therapeutics, where he led the advancement of two products based on Mersana’s proprietary antibody-drug conjugate platform through non-clinical development and into Phase 1 clinical trials. Prior to Mersana, he was Global Head of Translational and Experimental Medicine at Sanofi Oncology. At Sanofi, Dr. Bergstrom held roles of increasing responsibility at Merck Research Laboratories, culminating in his role as Oncology Franchise Lead, Experimental Medicine. Dr. Bergstrom holds an M.D. from the University of Washington, Seattle, and a Ph.D. from the Fred Hutchinson Cancer Research Center, where he also completed his post-doctoral training. He was a resident in clinical pathology at the University of Washington.

Axel-Sven Malkomes

Axel-Sven Malkomes served as Chief Financial Officer & Chief Business Officer at Medigene AG, a clinical stage immuno-oncology company focusing on the development of T-cell immunotherapies for the treatment of cancer, until March 31st, 2022. He brings with him over 25 years of experience in the healthcare sector.

Previous to his tenure at Medigene, Mr. Malkomes served as Vice Chairman & Managing Director of the Life Sciences Practice for the British bank Barclays in Europe. Prior to joining Barclays, he was Global Head of Healthcare & Chemicals Investment Banking at the French corporate and investment bank Société Générale.

On the investor side, Mr. Malkomes has accumulated relevant experience during his several years with the UK listed private equity firm 3i plc. as co-head of European Healthcare Investments. Previously, he had leading operational and corporate roles at the German pharmaceutical company Merck KGaA, i.e. as Head of Strategic Planning as well as Head of Mergers & Acquisitions/Business Development, where he significantly participated in the initial set-up and build-out of the company's oncology business.

During his international management career, Mr. Malkomes gained extensive knowledge of the pharmaceutical industry.

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 22 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing lifesaving UCART product candidates for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM). .HEAL is a new platform focusing on hemopoietic stem cells to treat blood disorders, immunodeficiencies and lysosomal storage diseases. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For more information, visit www.cellectis.com
Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

For further information, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, +33776991433, media@cellectis.com
Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300

Investor Relation contact:
Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 (617) 430 7577

Forward-looking Statements
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “intend”, “expect,” “plan,” “scheduled,” “could,” “would” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development as well as the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2021 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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